FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
September 04, 2007

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  001-31232

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

WIMM-BILL-DANN FOODS OJSC ANNOUNCES

40% REVENUE GROWTH IN FIRST HALF OF 2007

Moscow, Russia – September 04, 2007 – Wimm-Bill-Dann Foods OJSC [NYSE: WBD] today announced its financial results for the second quarter and half-year ended June 30, 2007.

Highlights of the first half of 2007:

•                  Strong sales growth in all segments, with net sales up 40.5% to US$1,147.8 million

•                  Gross profit increased 48.8% to US$377.8 million

•                  Operating income rose 44.3% to US$108.4 million

•                  Net income increased 40.8% to US$65.8 million

•                  EBITDA(1) increased 40.3% to US$147.2 million

•                  Earnings per share grew to US$1.50 from US$1.06

•                  Operating cash flow increased 31.3% to US$110.3 million

“I’m very pleased with the excellent results we achieved during the second quarter and first half of the year as our business segments delivered a healthier sales mix and solid volume growth,” commented Tony Maher, chief executive officer of Wimm-Bill-Dann Foods OJSC. “Our group sales for the quarter increased a record 40.8 % over the prior year period to US$605.0 million driven by strong organic growth, which generated 31.7% of total revenue growth while acquisitions contributed 9.1%. We are also pleased with the continuous improvement in our gross margins for the quarter and first half of the year despite an extremely challenging cost environment worldwide for raw materials. This is a significant achievement and a credit to our cost management efforts.”

Mr. Maher continued, “For the first half of the year sales in our Dairy division increased 43.4% to US$858.4 million year on year, significantly exceeding industry growth rates, with gross margins expanding to 30%. We continued to make meaningful progress in our Beverages division turnaround strategy, achieving revenue of US$212.1 million for the first half of the year, an increase of 29.6%, with gross margins expanding significantly to 40.8% as compared to 33.8% in the prior year period. Our Baby Food revenue increased a solid 40.7% for the first half of the year to US$77.3 million with gross margin improving to 45.3%. I am pleased with the continued successful execution of our long-term strategy and am confident in our plans for the full year and our ability to continue to deliver sustainable growth across all business units”.

(1) Note: See Attachment A for definitions of EBITDA and EBITDA margin and reconciliations to net income.

Key Financial Indicators of and the first half and 2Q 2007 vs. 2006

	1H2007	1H2006*	Change	2Q2007	2Q2006	Change
	US$ ‘mln	US$ ‘mln		US$ ‘mln	US$ ‘mln

Sales	1,147.8	817.0	40.5%	605.0	429.5	40.8%
Dairy	858.4	598.4	43.4%	444.2	310.5	43.1%
Beverages	212.1	163.7	29.6%	119.2	90.2	32.1%
Baby Food	77.3	55.0	40.7%	41.6	28.8	44.3%
Gross profit	377.8	253.9	48.8%	203.9	140.2	45.4%
Selling and distribution expenses	185.9	112.0	65.9%	103.8	59.4	74.8%
General and administrative expenses	86.3	62.9	37.2%	44.6	33.1	34.8%
Operating income	108.4	75.1	44.3%	56.9	45.4	25.5%
Financial income and expenses, net	12.5	5.6	124.3%	6.8	3.6	87.6%
Net income	65.8	46.7	40.8%	33.7	29.4	14.8%
EBITDA	147.2	104.9	40.3%	76.8	60.6	26.8%
CAPEX excluding acquisitions	69.1	46.1	49.9%	45.4	29.0	56.6%

Dairy

Sales in the Dairy Segment increased 43.4% to US$858.4 million in the first six months of 2007 from US$598.4 million in the same period of 2006. Acquisitions made in late 2006 contributed US$78.6 million to the overall sales growth in the Segment. Top-line growth was driven mainly by volume and pricing effects. Increased volumes came also as a result of our own sales offices being opened in more regions. The average dollar selling price rose 13.7% to US$1.02 per kg in the first six months of 2007 from US$0.90 per kg in the same period of 2006. This increase was driven primarily by average ruble price growth. The gross margin in the Dairy Segment increased to 29.9% from 29.4% despite increasing raw milk costs. The raw milk purchase price accelerated 15.3% year-on-year in dollar terms in the first six months of 2007 due to wider market conditions affecting all producers.

Beverages

Sales in the Beverages Segment increased 29.6% to US$212.1 million in the first six months of 2007 from US$163.7 million in the same period last year, driven mainly by a healthy balance of price and volumes, marking a continued recovery in the Segment. The average selling price increased 18.6% to US$0.82 per liter in the first six months of 2007 from US$0.69 per liter in the first six months of 2006. Despite continued cost pressure from the raw materials, the gross margin in the Beverages Segment increased to 40.8% in

* For comparative information, Dairy Segment sales revenue and gross profit for the first half and the second quarter of 2006 have been adjusted, to conform to the changes in the presentation of the current period. This change in classification had no effect on previously reported net income.

the first six months of 2007 from 33.8% in the first six months of 2006, driven by improved efficiency and better pricing and discount management in all regions.

Baby Food

Sales in the Baby Food Segment increased 40.7% to US$77.3 million in the first six months of 2007 from US$55.0 million in the same period last year. This was driven primarily by volume growth. The average selling price rose 7.1% to US$1.84 per kg in the first six months of 2007 from US$1.72 per kg in the first six months of 2006. The gross margin in the Baby Food Segment increased to 45.3% from 41.6%.

Key Cost Elements

General and administrative expenses fell to 7.5% of sales in the first six months of 2007 compared to 7.7% of sales in the first six months of 2006. As an expected consequence of enhancing our route-to-market, entering and increasing our presence in new regional markets and establishing new sales channels, selling and distribution expenses increased to 16.2% of sales in the first six months of 2007 compared to 13.7% in the first six months of 2006. As planned, increased advertising and marketing expenditures led to the rise in selling and distribution expenses in the second quarter of 2007. Marketing and advertising expenditure in the second quarter of 2007 amounted to US$40.0 million or 6.6% of sales, compared to US$17.8 million, or 4.2% of sales in the second quarter of 2006. Although marketing costs will continue to remain significant throughout the year, as a percentage of sales they will be lower than in the second quarter.

Operating margin increased to 9.4% in the first six months of 2007, compared to 9.2% in the first six months of 2006. EBITDA margin held steady at 12.8%.

In the first six months of 2007, financial expenses increased 124.3% y-o-y to US$12.5 million, primarily due to decreased foreign currency gains and higher interest expenses. Our effective tax rate decreased slightly to 29.7% from 30.3% in the first six months of 2006.

Net Income

Net income increased 40.8% to US$65.8 million in the first six months of 2007 from US$46.7 million in the first six months of 2006.

Attachment A

Reconciliation of EBITDA and EBITDA margin to US GAAP Net Income

EBITDA is a non-U.S. GAAP financial measure. The following table presents reconciliation of EBITDA to net income (and EBITDA margin to net income as a percentage of sales), the most directly comparable U.S. GAAP financial measure.

	6 months ended		6 months ended
	June 30, 2007		June 30, 2006
	US$ ‘mln	% of sales	US$ ‘mln	% of sales

Net income	65.8	5.7%	46.7	5.7%
Add: Depreciation and amortization	38.8	3.4%	29.8	3.7%
Add: Income tax expense	28.5	2.5%	21.1	2.6%
Add: Interest expense	18.6	1.6%	14.2	1.7%
Less: Interest income	(1.7)	0.1%	(2.3)	0.3%
Less: Currency remeasurement gains, net	(5.6)	0.5%	(7.4)	0.9%
Add: Bank charges	1.1	0.1%	1.0	0.1%
Add: Minority interest	1.6	0.1%	1.7	0.2%
Add:(Gain)/Loss on sales/purchase of currency	0.1	0.01%	0.1	0.01%

EBITDA	147.2	12.8%	104.9	12.8%

EBITDA represents net income before interest, income taxes and depreciation and amortization, adjusted for interest income, currency remeasurement gains, bank charges and other financial expenses and minority interest. EBITDA margin is EBITDA expressed as a percentage of sales.

We present EBITDA because we consider it an important supplemental measure of our operating performance.  In particular, we believe EBITDA provides useful information to securities analysts, investors and other interested parties because it is used in the “debt to EBITDA” debt incurrence financial measurement in certain of our financing arrangements.

EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as substitute for analysis of our operating results as reported under U.S. GAAP.  Moreover, other companies in our industry may calculate EBITDA differently or may use it for different purposes than we do, limiting its usefulness as a comparative measure.

EBITDA also should not be considered as an alternative to cash flow from operating activities or as a measure of our liquidity.  In particular, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business.

Consolidated Balance Sheets

(Amounts in thousands of U.S. dollars)

	June 30, 2007	December 31, 2006
	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	$85,346	$40,310
Short-term bank deposits	19,367	—
Trade receivables, net	131,511	89,932
Inventory	173,103	174,074
Taxes receivable	51,815	51,161
Advances paid	33,326	30,695
Net investment in direct financing leases	1,486	2,095
Deferred tax asset	18,418	12,749
Short-term investments	2,183	576
Other current assets	13,242	19,154
Total current assets	529,797	420,746

Non-current assets:
Property, plant and equipment, net	642,957	606,728
Intangible assets	28,030	26,844
Goodwill	117,227	105,990
Net investment in direct financing leases – long-term portion	1,187	1,673
Long-term investments	42	25
Deferred tax asset – long-term portion	5,465	8,737
Other non-current assets	7,659	5,193
Total non-current assets	802,567	755,190

Total assets	$1,332,364	$1,175,936

	June 30, 2007	December 31, 2006
	(unaudited)	(audited)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable	$138,905	$104,066
Advances received	12,776	13,230
Short-term loans	5,081	123,849
Long-term loans – current portion	5,320	4,137
Current portion of long term bonds payable	300,000	—
Taxes payable	18,024	9,494
Accrued liabilities	43,474	37,103
Government grants – current portion	914	1,422
Dividends Payable	5,419	—
Other payables	40,893	37,035
Total current liabilities	570,806	330,336

Long-term liabilities:
Long-term loans	33,924	30,082
Long-term notes payable	100,711	248,742
Other long-term payables	17,084	20,905
Government grants – long-term portion	968	1,125
Deferred taxes – long-term portion	27,311	28,275

Total long-term liabilities	179,998	329,129

Total liabilities	750,804	659,465

Minority interest	13,352	18,977

Shareholders’ equity:
Common stock: 44,000,000 shares authorized, issued and outstanding with a par value of 20 Russian rubles at June 30, 2007 and December 31, 2006	29,908	29,908
Share premium account	164,132	164,132
Retained earnings	294,661	234,285
Accumulated other comprehensive income:
Currency translation adjustment	79,507	69,169
Total shareholders’ equity	568,208	497,494

Total liabilities and shareholders’ equity	$1,332,364	$1,175,936

Consolidated Statements of Operations

(Amounts in thousands of U.S. dollars, except share and per share data)

	Six months ended June 30,
	2007	2006

Sales	$1,147,786	$817,028

Cost of sales	(769,966)	(563,156)

Gross profit	377,820	253,872

Selling and distribution expenses	(185,880)	(112,024)
General and administrative expenses	(86,310)	(62,885)
Other operating incomes and expenses, net	2,741	(3,865)

Operating income	108,371	75,098

Financial income and expenses, net	(12,524)	(5,583)

Income before provision for income taxes and minority interest	95,847	69,515

Provision for income taxes	(28,463)	(21,050)

Minority interest	(1,589)	(1,716)

Net income	$65,795	$46,749

Other comprehensive income

Currency translation adjustment	10,338	26,038

Comprehensive income	$76,133	$72,787

Net income per share - basic and diluted	$1.50	$1.06

Weighted average number of shares outstanding	44,000,000	44,000,000

Consolidated Statements of Cash Flows

(Amounts in thousands of U.S. dollars)

	Six months ended June 30,
	2007	2006
Cash flows from operating activities:

Net income	$65,795	$46,749

Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	1,589	1,716
Depreciation and amortisation	38,812	29,656
Currency remeasurement gain relating to bonds payable, long-term payables, investments in foreign subsidiaries, and fixed assets of foreign subsidiaries	(6,632)	(9,193)
Change in provision for obsolescence and net realizable value	(736)	174
Provision for doubtful accounts	2,848	2,148
(Gain) /loss on disposal of property, plant and equipment	(3,502)	745
Earned income on net investment in direct financing leases	(333)	(340)
Deferred tax expense	(2,429)	(893)
Non-cash rental received	1,394	1,389
Accrual of tax contingent liability	1,442	87
Write off of long-term investments	11	82
Impairment of tangible assets and intangible assets	928	—
Write off of unrecoverable investments in direct finance lease	58	244
Amortization of bonds issue expenses	1,254	587

Changes in operating assets and liabilities net of acquisitions:
Inventory	4,793	(8,200)
Trade accounts receivable	(42,294)	(7,081)
Advances paid	(2,802)	(11,430)
Taxes receivable	(840)	3,287
Other current assets	1,227	4,521
Other long-term assets	(25)	—
Trade accounts payable	32,467	16,543
Advances received	(705)	(491)
Taxes payable	8,736	7,932
Accrued liabilities	4,138	4,484
Other current payables	4,961	1,497
Other long-term payables	166	(206)

Total cash provided by operating activities	$110,321	$84,007

	Six months ended June 30,
	2007	2006
Cash flows from investing activities:
Cash paid for acquisition of subsidiaries, net of cash acquired	$(19,432)	$(5,734)
Proceeds from disposal of subsidiary	229	—
Cash paid for property, plant and equipment	(63,824)	(46,537)
Cash paid for acquisition of investments	(1,157)	(177)
Proceeds from disposal of property, plant and equipment	3,111	1,818
Cash paid for net investments in direct financing leases	(177)	(973)
Cash received from other long-term assets	—	1,404
Cash invested in short-term bank deposits	(12,496)	(2,890)
Total cash used in investing activities	(93,746)	(53,089)

Cash flows from financing activities:
Proceeds from long-term notes payable	150,340	—
Short-term loans and notes, net	(119,874)	9,705
Proceeds from long-term loans	5,869	9,822
Repayment of long-term loans	(1,560)	(17,586)
Repayment of long-term payables	(7,584)	(7,306)
Repayment of long-term notes payable	—	(51,777)

Total cash provided by (used in) financing activities	27,191	(57,142)

Total cash provided (used in) by operating, investing and financing activities	43,766	(26,224)
Impact of exchange rate differences on cash and cash equivalents	1,270	5,278

Net increase/(decrease) in cash and cash equivalents	45,036	(20,946)

Cash and cash equivalents, at beginning of period	40,310	93,103

Cash and cash equivalents, at the end of period	$85,346	$72,157

- Ends -

For further enquiries contact:

Anton Saraikin

Press Secretary

Solyanka, 13, Moscow, 109028 Russia

Tel +7 (495) 105-5805 (ext. 116-99)

Fax +7 (495) 105-5800

saraikinas@wbd.ru

Marina Kagan

Wimm-Bill-Dann Foods OJSC

Solyanka, 13, Moscow 109028 Russia

Tel +7 495 105 5805

Fax +7 495 105 5800

e-mail: kagan@wbd.ru

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to conform them to actual results. We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC was founded in 1992 and is the largest manufacturer of dairy products and a leading producer of juices and beverages in Russia and the CIS. The company produces dairy products (main brands include: Domik v Derevne, Neo, 2Bio, 33 Korovy, Chudo and more), juices (J7, Lubimy Sad, 100% Gold), Essentuki mineral water and Agusha baby food. The company has 36 manufacturing facilities in Russia, Ukraine, Kyrgyzstan and Uzbekistan with over 19,000 employees. In 2005, Wimm-Bill-Dann became the first Russian dairy producer to receive approval from the European Commission to export its products into the European Union.

On May 18, 2006, Standard & Poor’s Governance Services announced the upgrade of WBD’s Corporate Governance Score (CGS) from 7 to 7+ (from 7.3 and 7.7 accordingly on the Russian national scale), which makes the Company’s score the highest rating in Russia. The increase in the score reflects the effective work of the Board of Directors and, in particular, the real influence of independent directors in the decision-making process and the adherence of the controlling shareholders to the highest standards of corporate governance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Dmitry A. Anisimov
	Name:	Dmitry A. Anisimov
	Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC
September 04, 2007